FORM 10-D

**ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

For the monthly distribution period from <u>May 1, 2006 to May 31, 2006</u>

Commission File Number of issuing entity: <u>333-126732-26</u>

<u>RALI Series 2006-QS3 Trust</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-126732

<u>Residential Accredit Loans, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Corporation</u>
(Exact name of sponsor as specified in its charter)

Delaware	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437	55437
(Address of principal executive offices of issuing entity)	(Zip Code)

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QS3, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No <u>X</u>

<center>**PART I - DISTRIBUTION INFORMATION**</center>

ITEM 1 - DISTRIBUTION AND POOL PERFORMANCE INFORMATION.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Supplement, dated April 13, 2006, and the Prospectus Supplement, dated March 28, 2006 relating to the RALI Series 2006-QS3 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") and the related Prospectus dated March 3, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QS3 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-7, Class I-A-8, Class I-A-9, Class I-A-10, Class I-A-11, Class I-A-12, Class I-A-13, Class I-A-14, Class I-A-15, Class I-A-P, Class I-A-V, Class II-A-1, Class II-A-P, Class II-A-V, Class R-I, Class R-II, Class R-III, Class M-1, Class M-2 and Class M-3 Certificates.

<center>**PART II - OTHER INFORMATION**</center>

ITEM 2 - LEGAL PROCEEDINGS

Nothing to report.

ITEM 3 - SALES OF SECURITIES AND USE OF PROCEEDS.

Nothing to report.

ITEM 4 - DEFAULTS UPON SENIOR SECURITIES.

Nothing to report.

ITEM 5 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Nothing to report.

ITEM 6 - SIGNIFICANT OBLIGORS OF POOL ASSETS.

Inapplicable.

ITEM 7 - SIGNIFICANT ENHANCEMENT PROVIDER INFORMATION.

Nothing to report.

ITEM 8 - OTHER INFORMATION.

Nothing to report.

ITEM 9 - EXHIBITS

   (a) Documents filed as part of this report.

Exhibit 99.1   June 2006 Monthly Statement to Certificateholders

   (b) Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of March 1, 2006, and the Standard
   Terms of Pooling and Servicing Agreement, dated as of March 1,
   2006, among Residential Accredit Loans, Inc., as company,
   Residential Funding Corporation, as master servicer, and Deutsche
   Bank Trust Company Americas, as trustee (incorporated by reference
   to the exhibit with the same numerical designation included in
   the Report on Form 8-K filed by the Issuing Entity with the
   Securities and Exchange Commission on April 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of March 30, 2006,
   between Residential Funding Corporation and Residential
   Accredit Loans, Inc. (incorporated by reference to the exhibit
   with the same numerical designation included in the Report on
   Form 8-K filed by the Issuing Entity with the Securities and
   Exchange Commission on April 14, 2006).

Exhibit 10.3   Confirmation, dated as of the March 30, 2006, between Deutsche Bank
   Trust Company Americas, as trustee on behalf of the RALI Series 2006-
   QS3 Trust and Barclays Bank PLC (incorporated by reference to the
   exhibit with the same numerical designation included in the Report on
   Form 8-K filed by the Issuing Entity with the Securities and Exchange
   Commission on April 14, 2006).

Exhibit 10.4   Confirmation, dated as of the March 30, 2006, between Deutsche Bank
   Trust Company Americas, as trustee on behalf of the RALI Series 2006-
   QS3 Trust and Barclays Bank PLC (incorporated by reference to the
   exhibit with the same numerical designation included in the Report on
   Form 8-K filed by the Issuing Entity with the Securities and Exchange
   Commission on April 14, 2006).

Exhibit 99.1   June 2006 Monthly Statement to Certificateholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2006

RALI Series 2006-QS3 Trust
(Issuing entity)

By: Residential Funding Corporation, as Master Servicer

By: /s/ Barbara Wendt
   Name: Barbara Wendt
   Title: Managing Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS